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                 May 20, 2022

       Sean Woolverton
       Chief Executive Officer and Director
       Silverbow Resources, Inc.
       920 Memorial City Way
       Suite 850
       Houston, TX 77024

                                                        Re: Silverbow
Resources, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 13, 2022
                                                            File No. 333-264936

       Dear Mr. Woolverton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Anuja Majmudar, Attorney-
       Advisor, at (202) 551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Hillary Holmes, Esq.